SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-1(a)

                                   AVEROX INC.
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                                (Name of Issuer)

                     Common Stock, par value $.004 per share
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                         (Title of Class of Securities)

                                    05359R106
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                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                         c/o Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 13, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.                              13D                           Page 2 of 5
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Salman Mahmood
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
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               7     SOLE VOTING POWER

                     6,500,000
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            6,500,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,500,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      65%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This report relates to the Common Stock par value $.004 per share (the "Common Stock") of Averox Inc. (the "Company"), a Nevada corporation.

Item 2. Identity and Background

            (a) Salman Mahmood

            (b) c/o Averox Inc.

                  Suite 7, Ground Floor, Evacuee Complex

                  Agha Khan Road F 5/1

                  Islamabad, Pakistan

            (c) President

                  Averox Inc.

                  Suite 7, Ground Floor, Evacuee Complex

                  Agha Khan Road F 5/1

                  Islamabad, Pakistan

            (d) During the last five years, Mr. Mahmood has not been convicted in a criminal proceeding.

            (e) During the last five years, Mr. Mahmood has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Mahmood is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

      On November 13, 2006, Mr. Mahmood was issued 6,500,000 shares of the Company's Common Stock in exchange for 250 shares of Pearl Consulting FZ-LLC, a free zone limited liability company organized under the laws of Dubai, UAE ("Pearl Dubai") shares pursuant to a Share Exchange Agreement (the "Agreement") dated as of October 30, 2006, by and among the Company, each of the persons listed on Exhibit A to the Agreement, Pearl Dubai, and Salman Mahmood.

Item 4. Purpose of Transaction

This report is being filed with respect to the acquisition of the Company's Common Stock by Mr. Mahmood. Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Agreement.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof and based upon a total of 10,000,000 shares of the Company's Common Stock outstanding as reported on the Company's most recently filed current report on Form 8-K dated as of November 13, 2006 Mr. Mahmood beneficially owns 6,500,000 shares of the Company's Common Stock, representing approximately 65% of the outstanding Common Stock.

      (b) (i) Mr. Mahmood

            Number of shares of Common Stock as to which there is sole power to vote or direct the vote: 6,500,000

            Number of shares of Common Stock as to which there is shared power to vote or direct the vote: -0-

            Number of shares of Common Stock as to which there is sole power to dispose or to the direct the disposition: 6,500,000

            Number of shares of Common Stock as to which there is shared power to dispose or to the direct the disposition: -0-

      (c) See Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuers.

Mr. Mahmood is the holder of a Warrant which he received in consideration for consummating the transactions contemplated by the Agreement. The Warrant entitles Mr. Mahmood with the right to purchase from the Company such number of shares of the Common Stock for a per share exercise price equal to $0.01 in the event that there shall be an "Event of Default" by HALO Investments Ltd. (the "Purchaser") under those certain Promissory Notes, dated November 13, 2006 by and between the Company and the Purchaser (the "Stock Purchase Agreement"). Upon an Event of Default, Mr. Mahmood shall be entitled to purchase a number of shares of Common Stock of the Company such that, after giving effect to such exercise and, inclusive of the 6,500,000 to be issued to Mr. Mahmood pursuant to the Agreement, Mr. Mahmood's percentage ownership interest in the Company on the date hereof shall increase by one percent (1.0%) of the issued and outstanding shares of Common Stock on November 13, 2006 (after giving effect to the issuance contemplated by the Agreement and the Stock Purchase Agreement) for each $132,5000 (or fraction thereof) principal amount of the Notes which the Purchaser fails to pay. Mr. Mahmood may exercise this right at any time from an Event of Default, up to and including 5:00 p.m. (New York City time) on the three month anniversary of the Event of Default.

Item 7. Materials to be Filed as Exhibit

      2.1 Share Exchange Agreement dated as of October 30, 2006 by and among the Company, each of the persons listed on Exhibit A to the Agreement as an Acquiror Company Shareholder, and Salman Mahmood (incorporated by reference to Exhibit
2.1 to Averox Inc.'s Form 8-K filed on November 14, 2006).

      10.7 Warrant dated as of October 30, 2006 by and among the Company, each of the persons listed on Exhibit A to the Agreement as an Acquiror Company Share holder, and Salman Mahmood (incorporated by reference to Exhibit 10.7 to Averox Inc.'s Form 8-K filed on November 14, 2006).

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: November 22, 2006                           /s/ Salman Mahmood
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                                                  Salman Mahmood